SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                       HEALTH BENEFITS DIRECT CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    42220V107
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                                 (CUSIP Number)

                               DONALD R. CALDWELL
                     FIVE RADNOR CORPORATE CENTER, SUITE 555
                           RADNOR, PENNSYLVANIA 19087
                                 (610) 995-2650
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 29, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42220V107

(1) Names of reporting persons:
    THE CO-INVESTMENT FUND II, L.P.

(2) Check the appropriate box if a member of a group (see instructions)
    (a) [   ]
    (b) [   ]

(3) SEC use only

(4) Source of funds (see instructions)
    OO

(5) Check if disclosure of legal proceedings is required pursuant to
    Items 2(d) or 2(e) [   ]

(6) Citizenship or place of organization
    Delaware

Number of shares beneficially owned by each reporting person with:

         (7) Sole voting power

         (8) Shared voting power 73,453,211

         (9) Sole dispositive power

        (10) Shared dispositive power 73,453,211

(11)   Aggregate amount beneficially owned by each reporting person 73,453,211

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

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see
       instructions) [   ]

(13)   Percent of class represented by amount in Row (11) 71.8%

(14)   Type of reporting person (see instructions) PN


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

CUSIP No. 42220V107

(1) Names of reporting persons:
    CO-INVEST MANAGEMENT II, L.P.

(2) Check the appropriate box if a member of a group (see instructions)
    (a) [   ]
    (b) [   ]

(3) SEC use only

(4) Source of funds (see instructions)
    OO

(5) Check if disclosure of legal proceedings is required pursuant to
    Items 2(d) or 2(e) [   ]

(6) Citizenship or place of organization
    Delaware

Number of shares beneficially owned by each reporting person with:

         (7) Sole voting power

         (8) Shared voting power 73,453,211

         (9) Sole dispositive power

        (10) Shared dispositive power 73,453,211

(11) Aggregate amount beneficially owned by each reporting person 73,453,211

(12) Check if the aggregate amount in Row (11) excludes certain shares (see
     instructions) [   ]

(13) Percent of class represented by amount in Row (11) 71.8%

(14) Type of reporting person (see instructions) PN


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

CUSIP No. 42220V107

(1) Name of reporting persons:
    CO-INVEST II CAPITAL PARTNERS, INC.

(2) Check the appropriate box if a member of a group (see instructions)
    (a) [ ]
    (b) [ ]

(3) SEC use only

(4) Source of funds (see instructions)
    OO

(5) Check if disclosure of legal proceedings is required pursuant to
    Items 2(d) or 2(e) [   ]

(6) Citizenship or place of organization
    Delaware

Number of shares beneficially owned by each reporting person with:

         (7)  Sole voting power

         (8)  Shared voting power 73,453,211

         (9)  Sole dispositive power

        (10)  Shared dispositive power 73,453,211

(11) Aggregate amount beneficially owned by each reporting person 73,453,211


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

(12) Check if the aggregate amount in Row (11) excludes certain shares (see
     instructions) [   ]

(13) Percent of class represented by amount in Row (11) 71.8%

(14) Type of reporting person (see instructions) CO



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

CUSIP No. 42220V107

(1) Name of reporting persons:
    DONALD R. CALDWELL

(2) Check the appropriate box if a member of a group (see instructions)
    (a) [ ]
    (b) [ ]

(3) SEC use only

(4) Source of funds (see instructions)
    OO

(5) Check if disclosure of legal proceedings is required pursuant to
    Items 2(d) or 2(e) [   ]

(6) Citizenship or place of organization
    United States of America

Number of shares beneficially owned by each reporting person with:

         (7) Sole voting power 99,010

         (8) Shared voting power 73,453,211

         (9) Sole dispositive power 99,010

        (10) Shared dispositive power 73,453,211

(11) Aggregate amount beneficially owned by each reporting person 73,552,221

(12) Check if the aggregate amount in Row (11) excludes certain shares (see
     instructions) [   ]

(13) Percent of class represented by amount in Row (11) 71.9%

(14) Type of reporting person (see instructions) IN

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

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this "Amendment") is filed jointly by The Co-Investment Fund II LP, a Delaware limited partnership ("Co-Investment Fund II"), Co-Invest Management II, L.P., a Delaware limited partnership ("Co-Invest Management"), Co-Invest II Capital Partners, Inc., a Delaware corporation ("Co-Invest Capital Partners"), and Donald R. Caldwell to amend the Schedule 13D (the "Schedule 13D") jointly filed by them relating to the acquisition by Co-Investment Fund II of 5,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of Health Benefits Direct Corporation, a Pennsylvania corporation (the "Issuer") and relating to warrants issued to Co Investment Fund II to purchase 5,000,000 shares of Common Stock. The address of the principal executive offices of the Issuer is 150 N. Radnor-Chester Road, Suite B-101, Radnor, Pennsylvania 19087.

The Schedule 13D was previously amended by Amendment No. 1 filed on February 13, 2009 in connection with the acquisition by Co-Investment Fund II of 1,000,000 shares of the Company's Series A Convertible Preferred Stock (the "Convertible Preferred Stock") and warrants to purchase 1,000,000 shares of Convertible Preferred Stock (which warrants are now, by their terms, exercisable solely for 20,000,000 shares of Common Stock).

This Amendment is being filed in connection with the acquisition by Co-Investment Fund II, L.P. of 6,108,997 shares of Common Stock in a private transaction in connection with the settlement of the claims of certain plaintiffs in pending litigation.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 30, 2007, Co-Investment Fund II purchased from the Issuer 1,000,000 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock in a private placement transaction for $2,250,000 (the "March 2007 Transaction"). On March 31, 2008, Co-Investment Fund II purchased from the Issuer 5,000,000 shares of Common Stock and warrants to purchase 5,000,000 shares of Common Stock in a private placement transaction for $4,000,000 (the "March 2008 Transaction"). On October 29, 2009, Co-Investment Fund II purchased from other stockholders 6,108,997 shares of Common Stock for $1,221,799.40 in connection with the settlement of the claims of certain plaintiffs in pending litigation (the "October 2009 Transaction"). The source of the funds for these purchases was the funds held by Co-Investment Fund II for investment in portfolio companies. The 99,010 shares of Common Stock issued to Mr. Caldwell were issued to him as director of the Issuer without payment therefor.

The purchase price for the Convertible Preferred Stock and warrants purchased from the Issuer by Co-Investment Fund II on January 14, 2009 (the "January 2009 Transaction") was $4,000,000. The source of the funds for this purchase was the funds held by Co-Investment Fund II for investment in portfolio companies.


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

ITEM 4. PURPOSE OF TRANSACTION

Co-Investment Fund II purchased the shares of Common Stock and warrants to purchase Common Stock in the March 2007 Transaction and the March 2008 Transaction for investment purposes. In connection with the purchase in the March 2008 Transaction, Co-Investment Fund II entered into a Letter Agreement with the Issuer dated March 31, 2008 (the "Letter Agreement") pursuant to which the Issuer agreed to create one vacancy on the Issuer's Board by increasing the size of the Board from nine to ten directors. The Issuer also agreed to take all necessary action to appoint Donald Caldwell as a member and Co-Chairman of the Board and as the Chairman of the Audit Committee. In addition, the Issuer agreed to include Mr. Caldwell and Frederick Tecce (or, in the event of either of their resignations or removal, such other individuals as Co-Investment Fund II may designate) on the Board's slate of nominees for election as directors of the Company and to use its best efforts to cause the election of such individuals for so long as Co-Investment Fund II holds shares of Common Stock in an amount equal to at least 50% of the Shares purchased in the March 2008 Transaction.

Co-Investment Fund II purchased the Convertible Preferred Stock and warrants in the January 2009 Transaction for investment purposes. The shares of Convertible Preferred Stock purchased in the January 2009 Transaction are now convertible into 20,000,000 shares of Common Stock. The warrants issued to Co-Investment Fund II in the January 2009 Transaction are now exercisable for 20,000,000 shares of Common Stock.

Co-Investment Fund II purchased the shares of Common Stock in the October 2009 Transaction for investment purposes and to settle the claims of certain of the plaintiffs in the action FROHMAN, ET AL. V. HEALTH BENEFITS DIRECT CORPORATION, ET AL. pending in the Court of Common Pleas of Philadelphia County (No. 090801764) (the "Philadelphia Litigation"). On March 24, 2009, certain stockholders of the Issuer filed an action in the Supreme Court of the State of New York, County of New York, Index No. 650174/2009, against Cross Atlantic Capital Partners, Inc., Co-Investment Fund II, Co-Invest II Capital Partners, Inc. Co-Invest Management II, L.P., the Issuer, and the board of directors of the Issuer relating to alleged offers the Issuer purportedly received in 2008 and the January 2009 Transaction (the "New York Litigation"). On August 13, 2009, the New York Litigation was dismissed. On August 14, 2009, the Philadelphia Litigation was commenced by a writ of summons filed in the Court of Common Pleas, Philadelphia County against almost all of the same defendants by the same stockholders who brought the New York Litigation and seven additional stockholders. On October 27, 2009 the defendants entered into a settlement agreement with the stockholders who brought the New York Litigation. They withdrew from the new Philadelphia Litigation and provided the defendants with a general release of all claims. The terms of the settlement agreement required Co-Investment Fund II to purchase of all of the shares of Common Stock held by the settling plaintiffs. Since the settlement did not include all of the plaintiffs in the Philadelphia Litigation, it has not been dismissed.


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

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Mr. Caldwell owns 99,010 shares of Common Stock of the Issuer and Co-Investment Fund II owns 12,459,874 shares of Common Stock of the Issuer, the Convertible Preferred Stock which is convertible into 20,000,000 shares of Common Stock of the Issuer, and warrants to purchase 40,993,337 shares of Common Stock of the Issuer. Co-Investment Fund II may also be deemed to be the beneficial owner of the 99,010 shares of Common Stock of the Issuer held by Mr. Caldwell.

                  Co-Invest Management may be deemed to beneficially own 73,453,211 shares of Common Stock (or 71.8% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Investment Fund II.

                  Co-Invest Capital Partners may be deemed to beneficially own 73,453,211 shares of Common Stock (or 71.8% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Invest Management.

                  Donald Caldwell may be deemed to beneficially own 73,552,221 shares of Common Stock (or 71.9% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as a director, officer, and shareholder of Co-Invest Capital Partners and as the direct owner of 99,010 shares of Common Stock.

                  The foregoing should not be construed as an admission by any reporting person as to its or his beneficial ownership of any shares of Common Stock owned by another reporting person.

         (b) See rows (7) through (10) of the cover page for each reporting person at the beginning of this Schedule 13D, which are incorporated herein by reference.

         (c) The shares of Convertible Preferred Stock, Common Stock and warrants purchased from the Issuer were purchased in private placement transactions for an aggregate purchase price of $10,025,000. The shares of Common Stock purchased in the October 2009 Transaction were purchased for an aggregate purchase price of $1,221,799.40.

         (d)      Not applicable.

         (e)      Not applicable.


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

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

WARRANTS

The warrants purchased in the March 2007 Transaction permit Co-Investment Fund II to purchase shares of Common Stock at any time prior to March 30, 2012 at an exercise price of $1.51 per share. The warrants purchased in the March 2008 Transaction permit Co-Investment Fund II to purchase shares of Common Stock at any time prior to March 31, 2013 at an exercise price of $0.20 per share (subject to adjustment pursuant to certain anti-dilution provisions, including a "full ratchet" adjustment). The warrants purchased in the March 2007 and March 2008 Transaction permit the Issuer to call those warrants at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least two times the exercise price per share of those warrants, provided that certain other conditions have been satisfied.

The terms of the warrants purchased in the January 2009 Transaction permit Co-Investment Fund II to purchase shares of Common Stock at any time prior to January 13, 2014 at an exercise price of $0.20 per share (subject to adjustment pursuant to certain anti-dilution provisions, including a "full ratchet" adjustment). These warrants permit the Issuer to call the warrants at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least eight times the exercise price per share (initially $1.60, subject to adjustment) provided that certain other conditions have been satisfied.

CONVERTIBLE PREFERRED STOCK

Each share of Convertible Preferred Stock is convertible into 20 shares of Common Stock, subject to adjustment pursuant to certain anti-dilution provisions, including a "full ratchet" adjustment. The holders of Convertible Preferred Stock are entitled to vote together with the holders of Common Stock as a single class, with each share of Convertible Preferred Stock having 20 votes. The following actions require the vote or consent of the holders of two-thirds of the outstanding shares of the Convertible Preferred Stock, voting as a class with any other series of preferred stock ranking equally with the Convertible Preferred Stock and entitled to vote:

                  (i) any amendment, alteration or repeal of any provision of the Issuer's certificate of incorporation (including the certificate of designation creating the Convertible Preferred Stock) or the Issuer's by-laws that would alter or change the voting powers, preferences or special rights of the Convertible Preferred Stock so as to affect them adversely; or

                  (ii) any amendment or alteration of the Issuer's certificate of incorporation to authorize or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, any class or series of the Issuer's capital stock unless such capital stock ranks junior to the Convertible Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of the Issuer (including certain deemed liquidation events).


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

In addition, for so long as 1,000,000 shares of Convertible Preferred Stock are outstanding, the vote or consent of the holders of at least two-thirds of the shares of Convertible Preferred Stock at the time outstanding, voting as a class with all other series of preferred stock ranking equally with the Convertible Preferred Stock and entitled to vote thereon, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating a "Fundamental Transaction", unless such transaction, when consummated, will provide the holders of Convertible Preferred Stock with an amount per share equal to $10.00, plus any dividends declared, but unpaid thereon. A "Fundamental Transaction" is
(1) any merger or consolidation of the Issuer with or into another person, (2) any sale of all or substantially all of the Issuer's assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Issuer or another person) pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

SETTLEMENT AGREEMENT

Co-Investment Fund II purchased the shares of Common Stock in the October 2009 Transaction pursuant to the terms of a settlement agreement Co-Investment Fund II and the other defendants in the Philadelphia Litigation entered into with the stockholders of the Issuer who were the plaintiffs in the New York Litigation. The terms of that settlement provided for, among other things:

      - the purchase by Co-Investment Fund of the shares of Common Stock held by the settling plaintiffs in the October 2009 Transaction;

      - the discontinuance of the settling plaintiffs' participation in the Philadelphia Litigation; and

      -  a general release of claims by the settling plaintiffs


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The warrants purchased by Co-Investment Fund II in the March 2007 Transaction and related documentation associated with the March 2007 Transaction are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on March 30, 2007.

The warrants purchased by Co-Investment Fund II in the March 2008 Transaction, the Letter Agreement, and related documentation associated with the March 2008 Transaction are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on March 31, 2008.

The Issuer's Certificate of Designation for the Convertible Preferred Stock and the warrants purchased in the January 2009 Transaction are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on January 21, 2009.


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

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2009

                         THE CO-INVESTMENT FUND II, L.P.

                         By:  Co-Invest Management II, L.P, its General Partner

                         By: Co-Invest II Capital Partners, Inc. its General Partner

                         By:  /s/ Brian Adamsky
                              ---------------------------------
                              Brian Adamsky, Chief Financial Officer

                         CO-INVEST MANAGEMENT II, L.P.

                         By: Co-Invest II Capital Partners, Inc., its General Partner

                         By:  /s/ Brian Adamsky
                              ---------------------------------
                              Brian Adamsky, Chief Financial Officer

                         CO-INVEST II CAPITAL PARTNERS, INC.

                         By:  /s/ Brian Adamsky
                              ---------------------------------
                              Brian Adamsky, Chief Financial Officer

                              /s/ Donald R. Caldwell
                              ---------------------------------
                              DONALD R. CALDWELL



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